UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29268 / May 17, 2010

_____

In the Matter of	:
	:
CALVERT SOCIAL INVESTMENT FUND	:
CALVERT ASSET MANAGEMENT COMPANY, INC.	:
CALVERT DISTRIBUTORS, INC.	:
	:
4550 Montgomery Avenue	:
Suite 1000N	:
Bethesda, MD 20814	:
	:
(812-13718)	:
_____ _____	:

ORDER UNDER SECTION 6(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 12d1-2(a) UNDER THE ACT

Calvert Social Investment Fund, Calvert Asset Management Company, Inc., and Calvert
Distributors, Inc. filed an application on November 17, 2009, and an amendment to the
application on March 23, 2010, requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") granting an exemption from rule 12d1-2(a) under the
Act. The order would permit funds of funds relying on rule 12d1-2 under the Act to invest
in certain financial instruments.

On April 19, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29209). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Calvert Social Investment Fund, Calvert Asset Management Company, Inc., and Calvert Distributors, Inc. (File No. 812-13718) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary